

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 25, 2017

Via Email
James C. Edgemond
Chief Financial Officer and Treasurer
1040 Spring Street
Silver Spring, MD 20910

>   **Re: United Therapeutics Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 22, 2017**
>   **File No. 000-26301**

Dear Mr. Edgemond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business
Patents and Other Proprietary Rights, Strategic Licenses and Market Exclusivity, page 13

1. We refer to your disclosures on page 9 and elsewhere concerning the 2017 and 2018 target FDA approval dates for RemoSynch and RemUnity. We further note your CEO's statements on the February 22, 2017 Q4 Earnings Call indicating that your second generation Remodulin systems call for a doubling of Remodulin sales from the current $0.5 billion range to the $1.0 billion range. Accordingly, please file the Medtronic and DEKA agreements as Exhibits pursuant to Item 601(b)(10) of Regulation S-K or provide an analysis explaining why these agreements are not material to your business. Additionally, please confirm that you will revise future Form 10-K filings, as applicable, to discuss the term and termination provisions of these agreements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 55</u>

2. You indicate that the 2016 decrease in net sales of Tyvaso by approximately $65 million or 14% as compared to the prior year was due to a "decrease in the number of patients being treated with Tyvaso." Please tell us the reason for the decrease in the number of patients and where you have disclosed the effect of this known trend, event or uncertainty on future results of operations and financial position. Refer to Item 303(a)(1),(2) and (3) of Regulation S-K and 501.02 of the Codification of Financial Reporting Policies.

<u>Notes to Consolidated Financial Statements</u>
<u>3. Recently Issued Accounting Standards, page F-16</u>

3. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please provide us proposed revised disclosures to be included in your future filings to address the matters in the rest of this comment. Provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg, Staff Accountant, at 202-551-2339 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance